Mail Stop 4561

October 25, 2006

VIA USMAIL and FAX 011-3314-757-8976

Mr. Nasser Nassiri
President and Chief Executive Officer
Biocoral, Inc.
38 Rue Anatole France
92594 Levallois Perret Cedex France

> **Re: Biocoral, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/31/2006**
> **File No. 000-23512**

Dear Mr. Nasser Nassiri:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 16

1.   Tell us how you considered Item 305(a) of Regulation S-K in regards to
        disclosing the quantitative disclosures about market risk.

Financial Statements and Notes

General

2.   Please explain to us how you considered Rule 302 of Regulation S-K with respect
        to disclosing selected quarterly financial data.

Report of Independent Registered Public Accounting Firm, page F-4

3.   Tell us how you considered Rule 2-02(a)(3) of Regulation S-X in regards to
        disclosing the state where the audit report was issued.

Note 3 – Summary Of Significant Accounting Policies

(F) Investment in Marketable Securities, page F-10

4.   In view of the length of time and the extent to which the market value of your
        investment in marketable securities has been less than cost, please explain to us
        how you considered the guidance in paragraph 16 of SFAS 115 and SAB Topic
        5M in accessing whether this decrease represents other than temporary
        impairment of the investment. Also explain to us how you considered the
        disclosure requirements of EITF 03-1, and how you used the guidance in FSP
        FAS 115-1 in assessing the impairment of your investment.

(J) Intangible Assets, pages F-10 – F-11

5.   You retroactively capitalized costs related to intangible assets in 2005 and 2004,
        separately disclosed a line item for restated capitalization of intangible assets on
        the face of your consolidated statements of operations, and reported these
        adjustments as investing activities on the statements of cash flows.   Please tell us,
        and consider disclosing, the specific nature of these costs and your basis in GAAP
        for your accounting.

6.   Please clarify to us how you account for the value of any award received upon successful resolution of a legal action of defending approved patents, and how you account for the legal and other costs incurred in unsuccessful defense of approved patents.

7.   Please explain to us how you considered the expiration date of your patents in determining the amortization method, and how you considered providing the disclosure required by paragraph 45.a.(3) of SFAS 142.

(U) Foreign Currency Translation And Transactions, page F-12

8.   Please explain to us how you considered paragraph 31.a. and b. of SFAS 52 with respect to disclosing the analysis of the changes in the accumulated amount of translation adjustments.

Note 8 – Long-Term Debt, pages F-14 – F-16

9.   For each convertible note issuance, tell us how you accounted for the conversion feature and your basis in GAAP for this treatment.   Specifically tell us how you considered EITF 00-19 in determining whether your note issuance contains embedded derivatives that you should separate from the host and account for at fair value under SFAS 133.   Your response should include information regarding the terms of the note issuance and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant